UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Intevac, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461148108

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Chief Compliance Officer

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D constitutes Amendment No. 5 to the Schedule 13D on behalf of the Reporting Persons listed herein, except for Becker Drapkin Partners SLV, Ltd., for which it constitutes Amendment No. 1 to the Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461148108

1	Name of reporting persons Northern Right Capital Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 779,801
	9	Sole dispositive power 0
	10	Shared dispositive power 779,801
11	Aggregate amount beneficially owned by each reporting person 779,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.6%
14	Type of reporting person IA, PN

CUSIP No. 461148108

1	Name of reporting persons Northern Right Capital (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 779,801
	8	Shared voting power 0
	9	Sole dispositive power 779,801
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 779,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.6%
14	Type of reporting person PN

CUSIP No. 461148108

1	Name of reporting persons Becker Drapkin Partners SLV, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Island
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

CUSIP No. 461148108

1	Name of reporting persons BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 779,801
	9	Sole dispositive power 0
	10	Shared dispositive power 779,801
11	Aggregate amount beneficially owned by each reporting person 779,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.6%
14	Type of reporting person IA, OO

CUSIP No. 461148108

1	Name of reporting persons Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person IN

CUSIP No. 461148108

1	Name of reporting persons Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 779,801
	9	Sole dispositive power 0
	10	Shared dispositive power 779,801
11	Aggregate amount beneficially owned by each reporting person 779,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.6%
14	Type of reporting person IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, Amendment No. 1 thereto, filed with the SEC on August 4, 2014, Amendment No. 2 thereto, filed with the SEC on August 25, 2014, Amendment No. 3 thereto, filed with the SEC on September 9, 2014, and Amendment No. 4 thereto, filed with the SEC on November 4, 2015, on behalf of the Reporting Persons (as defined below), with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Intevac, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 to Schedule 13D constitutes an “exit filing” for the Reporting Persons.

Item 2.	Identity and Background

Item 2 is amended and supplemented to add the following information for updating as of the date hereof:

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“NRC Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“NRC QP”); Becker Drapkin Partners SLV, Ltd., a Cayman Island exempted company (“BD SLV”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j) On November 12, 2015, the Reporting Persons (other than BD SLV), Becker Drapkin Partners, L.P., and the Issuer entered into Amendment No. 1 (the “Amendment”) to the Agreement, dated December 9, 2013, between the same parties, pursuant to which the standstill period thereunder was extended until 30 days prior to the notice deadline for the Issuer’s 2017 annual meeting of stockholders and the Issuer agreed to nominate and support Mr. Drapkin for election as a director at the Issuer’s 2016 annual meeting of stockholders. The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 10 and is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 779,801 shares of Common Stock. Based upon a total of 21,848,619 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended October 3, 2015, the Reporting Persons’ shares represent approximately 3.569% of the outstanding shares of Common Stock.

NRC QP owns 779,801 shares of Common Stock (the “NRC QP Shares”), which represent approximately 3.569% of the outstanding shares of Common Stock. NRC QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the NRC QP Shares.

BD SLV does not own any shares of Common Stock and does not have the power to vote or to direct the vote of (or the power to dispose or direct the disposition of) any shares of Common Stock. BD SLV disclaims beneficial ownership of the NRC QP Shares.

As general partner and investment manager of NRC QP and investment manager of BD SLV, NRC Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the NRC QP Shares. NRC Management disclaims beneficial ownership of the NRC QP Shares.

As general partner of NRC Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by NRC Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by NRC Management.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Becker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD SLV or held by the Managed Account. Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) On November 12, 2015, BD SLV, NRC Management and the Issuer entered into the Share Repurchase Agreement (as described below in Item 6), pursuant to which the Issuer purchased 1,128,605 shares of Common Stock from BD SLV and 354,566 shares of Common Stock held by the Managed Account for $4.98 per share. Other than as described herein, none of the Reporting Persons have effected any transactions in the Common Stock since the filing of Amendment No. 4 to this Schedule 13D.

(e) As of November 12, 2015, each of the Reporting Persons ceased to be the beneficial owner of at least 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On November 12, 2015, BD SLV, NRC Management and the Issuer entered into the Share Repurchase Agreement, pursuant to which the Issuer purchased 1,128,605 shares of Common Stock from BD SLV and 354,566 shares of Common Stock held by the Managed Account for $4.98 per share. In addition, each of BD SLV and NRC Management agreed to a one-year standstill applicable only to BD SLV and the Managed Account The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the Share Repurchase Agreement, which is attached hereto as Exhibit 11 and is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 10	Amendment No. 1 to Agreement, dated November 12, 2015, by and among Intevac, Inc.; Steven R. Becker; Matthew A. Drapkin; BC Advisors, LLC; Northern Right Capital Management, L.P.; Northern Right Capital (QP), L.P.; and Becker Drapkin Partners, L.P.

Exhibit 11	Share Repurchase Agreement, dated November 12, 2015, by and among Northern Right Capital Management, L.P.; Becker Drapkin Partners SLV, Ltd.; and Intevac, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2015

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Authorized Signatory

By:	/s/ Steven R. Becker
	Name:	Steven R. Becker
	Title:	Authorized Signatory

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Authorized Signatory

BECKER DRAPKIN PARTNERS SLV, LTD.

By:	Northern Right Capital Management, L.P., its investment manager

	By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Authorized Signatory

By:	/s/ Steven R. Becker
	Name:	Steven R. Becker
	Title:	Authorized Signatory

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Authorized Signatory

By:	/s/ Steven R. Becker
	Name:	Steven R. Becker
	Title:	Authorized Signatory

STEVEN R. BECKER

/s/ Steven R. Becker

MATTHEW A. DRAPKIN

/s/ Matthew A. Drapkin